AMENDED AND RESTATED OPERATING AGREEMENT

OF

CARDINAL SPIRITS LLC

Effective as of September 24, 2018

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

TABLE OF CONTENTS
(Continued)

AMENDED AND RESTATED OPERATING AGREEMENT
OF
CARDINAL SPIRITS LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "Agreement") of Cardinal Spirits LLC, an Indiana limited liability company (the "Company"), is entered into and made as of this 24th day of September, 2018 (the "Effective Date"). Certain defined terms used in this Agreement are set forth in Schedule I (Schedule of Definitions) attached hereto and made a part hereof.

RECITALS

WHEREAS, the rights and obligations of the members of the Company are set forth in that certain Operating Agreement of Cardinal Spirits LLC effective as of April 12, 2013, as amended by that certain Cardinal Spirits LLC First Amendment to Operating Agreement (the "Operating Agreement");

WHEREAS, Section 12.2(a) of the Operating Agreement provides that the Operating Agreement may be amended by the Company and a Majority in Interest of the Voting Members (as defined in the Operating Agreement); and

WHEREAS, the Board (as defined below) has authorized the issuance of additional Units as Series A Preferred Units (as defined herein) and it is intended by the Company and a Majority in Interest of the Voting Members, by execution hereof, that this Amended and Restated Operating Agreement of Cardinal Spirits LLC shall amend and restate the Operating Agreement and memorialize the rights and obligations of the members of the Company with respect to the Company following the authorization and issuance of the Series A Preferred Units;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein made and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I.

PURPOSE

The purpose of the Company is to engage in and conduct any and all lawful businesses and activities for which limited liability companies may be organized under the Act.

ARTICLE II.

ORGANIZATIONAL MATTERS

Section 2.1. Formation and Name.

(a) The Company was formed as an Indiana limited liability company in accordance with the Act on March 14, 2011. The rights and obligations of the Members shall be as provided under the Act, the Articles and this Agreement. The Members agree to each of the provisions of

the Articles and this Agreement. This Agreement amends, restates and supersedes the Operating Agreement in its entirety.

(b) The name of the Company is "Cardinal Spirits LLC". The business of the Company may be conducted upon compliance with all applicable laws under any other name designated by the Board.

Section 2.2. **Principal Office**. The Principal Office of the Company shall be 922 S. Morton St., Bloomington, Indiana 47403, or such other address as may be established by the Board.

Section 2.3. **Registered Office and Registered Agent**. The registered office of the Company shall be the office of the registered agent named in the Articles or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the Act. The registered agent for service of process on the Company in the State of Indiana shall be the registered agent named in the Articles or such other Person or Persons as the Board may designate from time to time in the manner provided by the Act.

Section 2.4. **Duration**. The existence of the Company shall continue in perpetuity, unless the Company is dissolved in accordance with Article X or the Act.

ARTICLE III.

MEMBERS AND CAPITAL STRUCTURE

Section 3.1. **Names and Addresses of Members**. All Members of the Company and their appropriate contact information (including such Member's mailing address, facsimile number (if any) and email address, as well as, in the case of a Member that is an entity, the name or title of an individual to whom notices and other correspondence should be directed) shall be listed on the attached Exhibit A. The Company shall be required to update Exhibit A from time to time as necessary to accurately reflect the information therein, including the information referred to in Section 3.2 and Section 3.3. Each Member shall promptly provide the Company with the information required to be set forth for such Member on Exhibit A and shall thereafter promptly notify the Company of any change to such information.

Section 3.2. **Units Representing Membership Interests**. The Interests of Members in the Company are divided into and represented by Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Board shall maintain on Exhibit A the amount and class/series of Units held by each Member, and shall update Exhibit A upon the issuance or Transfer of any Units. The Company is hereby authorized to issue four (4) classes of Units designated as Class A Common Units, Class B Common Units, Series AA Preferred Units, and Series A Preferred Units. Each Member holding Class A Common Units shall be entitled to one vote per Class A Common Unit held with respect to all matters required or permitted to be voted on by the Members of the Company. The Class B Common Units shall not entitle the

holders thereof to vote on any matters required or permitted to be voted on by the Members. Except as set forth in Section 12.2(a) below, the Series AA Preferred Units and Series A Preferred Units (collectively, the "Preferred Units") shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members. In addition to the Class A Common Units, the Class B Common Units and the Preferred Units, the Company is hereby authorized, subject to compliance with the provisions of Section 3.10 below, to authorize and issue or sell to any Person any new type, class or series of Units and Units Equivalents (collectively, "New Interests"). The Board is hereby authorized, subject to Section 12.2(a), to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such New Interests, including the number of such New Interests (and Units represented thereby) to be issued, the preference (with respect to distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith. Unless otherwise approved by the Board, the Company will not issue certificates representing the Units, but at the written request of a Member, the Company will provide a certified statement setting forth the total number of Units issued and outstanding and the number of Units issued to the requesting Member, as of the date of the statement.

Section 3.3. Capital Contributions. The Capital Contributions to the Company of each Member are set forth on Exhibit A. Absent approval by the Board, no Capital Contributions may be made other than in cash and the Company shall not be obligated to recognize as a Capital Contribution any transfer to the Company of property other than cash. No interest shall be paid on any Capital Contribution.

Section 3.4. Additional Capital. Absent approval by the Board and such Member, no Member shall be obligated to make any Capital Contributions other than the Capital Contributions specified in Section 3.3; provided, however, the Board may determine from time to time that additional Capital Contributions are necessary for the operation of the Company. In such case, the Company may sell additional Units on such terms and conditions as are determined by, and upon the approval of, the Board in connection with an issuance of Units in compliance with Section 3.10. The Company may admit Additional Members to the Company, which may include Substitute Members, who will be entitled to participate in the rights of Members as described in Section 3.2, with admission thereof to be on such terms and conditions as are determined by the Board. Admission of any such Additional Member shall require the approval of the Board. Such Additional Members shall be allocated net income, gains, losses, deductions and credits by such method as may be provided in this Agreement, and if no method is specified, then as may be permitted by Section 706(d) of the Code. All Persons acquiring Units who are not parties to this Agreement shall, as a condition precedent to acquisition of such Units, execute a joinder agreement to this Agreement in the form determined by the Board, or such Persons shall not be permitted to be admitted as a Member of the Company.

Section 3.5. Capital Accounts.

(a) An individual capital account (the "Capital Account") shall be established and maintained on behalf of each Member, including any Additional Member who shall hereafter receive an Interest, in the manner provided by Treasury Regulation Section 1.704-1(b)(2)(iv). To the extent consistent with Treasury Regulation Section 1.704-1(b)(2)(iv), the Capital Account of each Member shall consist of (i) the amount of cash such Member has contributed to the

Company, plus (ii) the agreed fair market value of any property such Member has contributed to the Company, net of any liabilities assumed by the Company or to which such property is subject, plus (iii) the amount of profits or income (including tax-exempt income) allocated to such Member, less (iv) the amount of losses and deductions allocated to such Member, less (v) the amount of all cash distributed to such Member, less (vi) the fair market value of any property distributed to such Member, net of any liability assumed by such Member or to which such property is subject, less (vii) such Member's share of any other expenditures which are not deductible by the Company for federal income tax purposes or which are not allowable as additions to the basis of Company property, and (viii) subject to such other adjustments as may be required under the Code. The Capital Account of a Member shall not be affected by any adjustments to basis made pursuant to Section 743 of the Code but shall be adjusted with respect to adjustments to basis made pursuant to Section 734 of the Code to the extent provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m).

(b) No Member shall have any liability or obligation to restore a negative or deficit balance in such Member's Capital Account.

Section 3.6. Issuance of Incentive Units; Profits Interests.

(a) Subject to Section 3.6(d) below, the Company is hereby authorized to issue Class B Common Units (and/or any other New Interests designated by the Board for such purpose) (collectively referred to herein as "Incentive Units") to Managers, officers, employees, Advisory Board members, consultants or other service providers of the Company or any Company Subsidiary (collectively, "Service Providers"). The Board is hereby authorized to and may adopt a written plan pursuant to which such Incentive Units may be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "Incentive Plan"). In connection with the adoption of the Incentive Plan and/or issuance of such Incentive Units, the Board is hereby authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Units (such agreements, "Award Agreements"). Each Award Agreement shall include such terms, conditions, rights and obligations as may be determined by the Board, in its sole discretion, consistent with the terms herein. The Board may establish vesting criteria for such Incentive Units as it determines in its sole discretion and shall include such vesting criteria in the Incentive Plan and/or the applicable Award Agreement.

(b) Incentive Units granted to Service Providers at the sole discretion of the Board are intended to be treated as profits interests for U.S. federal income tax purposes (each, a "Profits Interest"). Upon the issuance of any Profits Interest, the Board shall revalue Company property and adjust the Members' Capital Accounts pursuant to Treasury Regulations Section 1-704-1(b)(2)(iv)(f). Immediately upon receipt of a Profits Interest, the recipient will have no initial Capital Account balance and the Profits Interest received shall not entitle such Person to any portion of the capital of the Company at the time of such Person's admission to the Company as a Member, such that if the Company's assets were sold at fair market value immediately after the grant to such Member of a Profits Interest and the proceeds distributed in complete liquidation of the Company, the Profits Interest so received would entitle such Member to receive no share of those proceeds. The grant of a Profits Interest to a Member is intended to comply with Rev

Proc 93-27, 1993-2 CB 343 (1993) and Rev Proc 2001-43, 2001-2 CB 191 (2001) and shall be interpreted consistently therewith.

(c) Incentive Units shall receive the following tax treatment:

(i) The Company and each Service Provider who receives Incentive Units shall treat such Service Provider as the owner of such Incentive Units from the date of their receipt, and the Service Provider receiving such Incentive Units shall take into account his distributive share of Capital Account Profits, Capital Account Losses, income, gain, loss and deduction associated with the Incentive Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Incentive Units;

(ii) Each Service Provider that receives Incentive Units shall make a timely and effective election under Code Section 83(b) with respect to such Incentive Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Board, both the Company and all Members shall (A) treat such Incentive Units as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to such Incentive Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Incentive Units for federal income tax purposes.

(iii) In accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

(d) Notwithstanding anything contained herein to the contrary, the number of Incentive Units that the Company may issue, when combined with any Incentive Units already issued and outstanding (excluding, for such purposes, any Class B Common Units held by a Class A Common Member following the conversion of any of such Class A Common Member's Class A Common Units into Class B Common Units pursuant to Section 8.6(d)), shall not exceed ten percent (10%) of the aggregate total of Units outstanding as of the date of the proposed grant.

(e) If Incentive Units are issued or granted in the future to Service Providers, such grants or issuances shall dilute the Percentage Interests of existing Members on a pro rata basis in proportion to such Members' Percentage Interests.

Section 3.7. No Rights of Redemption. No Member shall have the right to: (a) have that Member's Units or Interest redeemed, (b) have that Member's Capital Contribution returned,

or (c) subject to Article VII, otherwise receive property of the Company; even if that Member dissociates prior to termination of the Company. Even at termination, the Member's rights are limited to those set forth in Article X. To the extent a Member has a right to demand a distribution or return of the Member's Capital Contributions, the Member shall have only the right to demand and receive cash therefor.

Section 3.8. Member Loans or Services. Unless otherwise approved by the Board, loans or services by any Member to the Company shall not be considered Capital Contributions.

Section 3.9. No Member Responsible for Other Member's Commitment. In the event that any Member (or any of such Member's shareholders, partners, members, owners, or Affiliates (collectively, the "Liable Member")) has incurred any indebtedness or obligation prior to the date of this Agreement that relates to or otherwise affects the Company, neither the Company nor any other Member shall have any liability or responsibility for or with respect to such indebtedness or obligation unless such indebtedness or obligation is assumed by the Company pursuant to a written instrument signed by all of the Managers.

Section 3.10. Preemptive Rights.

(a) Except for Exempt Securities, the Company shall not issue or sell any Units or Unit Equivalents (collectively, the "Offered Securities") without providing each of the Preferred Members a preemptive right to purchase or subscribe for the Offered Securities in accordance with this Section 3.10; provided, however, notwithstanding the foregoing, if the Offered Securities are being offered by the Company pursuant to a federal or state securities law exemption that requires the purchaser of the Offered Securities to be an "accredited investor" (as defined in Rule 501(a) of Regulation D promulgated by the United States Securities and Exchange Commission under the Securities Act), then a Preferred Member must meet the accredited investor requirements in order to exercise such Preferred Member's preemptive rights under this Section 3.10.

(b) At least fifteen (15) days prior to the date of any closing at which Offered Securities are sold to any party (including third parties and current Members of the Company), the Company will provide each of the Preferred Member a written notice (the "Preemptive Rights Notice") describing: (i) the nature of the Offered Securities, (ii) the price and other terms upon which the Offered Securities are to be issued or sold, (iii) the proposed date of the issuance or sale of the Offered Securities and (iv) the identity of the Persons (if known) to whom or with which the Offered Securities are to be offered, issued or sold. Thereafter, each Preferred Member will have ten (10) days from the date of the Preemptive Rights Notice to irrevocably elect to purchase an amount equal to his, her or its Percentage Interest of the Offered Securities, by providing written notice to the Company of the Preferred Member's election to exercise his, her or its rights pursuant to this Section 3.10(b) (the "Notice of Acceptance"). In the event a Preferred Member fails to timely provide his, her or its Notice of Acceptance within such ten (10) day period (the "Exercise Period"), he, she or it shall be deemed to have waived his, her or its preemptive rights pursuant to this Section 3.10(b).

(c) Within five (5) days after the expiration of the Exercise Period, the Company shall notify in writing each Preferred Member who elected to purchase his, her or its pro rata

share of the Offered Securities (each, an "Electing Member") of the aggregate number of Offered Securities that the Preferred Members chose not to purchase (the "Over-Allotment Notice"). Each Electing Member shall have the option (but not the obligation) to purchase, on a pro rata basis, that portion of the Offered Securities that such other Preferred Members elected not to purchase (the "Over-Allotment Option"). Each Electing Member shall notify the Company within five (5) days after receipt of the Over-Allotment Notice (the "Over-Allotment Period") whether such Electing Member desires to exercise his, her or its Over-Allotment Option.

(d) After the expiration of the Over-Allotment Period, the Company shall be free to complete, during the one hundred eighty (180) day period immediately following the end of the Exercise Period, the proposed sale or issuance of the Offered Securities described in the Preemptive Rights Notice (including those Offered Securities with respect to which the Preferred Members declined to exercise the preemptive right set forth in this Section 3.10) upon the same terms and conditions as those set forth in the Preemptive Rights Notice. The closing of any purchase of Offered Securities by any Preferred Member shall be consummated concurrently with the consummation of the issuance or sale described in the Preemptive Rights Notice. In the event the Company has not sold the Offered Securities within said one hundred eighty (180) day period, the Company shall not thereafter issue or sell any Offered Securities without first offering such securities to the Preferred Members pursuant to this Section 3.10.

(e) The rights of Preferred Members under this Section 3.10 shall not apply to Units or Unit Equivalents issued or sold by the Company in connection with: (i) a grant of Incentive Units to any existing or prospective Manager, officer or other Service Provider; (ii) the conversion or exchange of any securities of the Company into Units, or the exercise of any warrants or other rights to acquire Units; (iii) any acquisition by the Company or any Company Subsidiary of any equity interests, assets, properties or business of any Person; (iv) any merger, consolidation or other business combination involving the Company or any Company Subsidiary; (v) any subdivision of Units (by a split of Units or otherwise), payment of distributions or any similar recapitalization; (vi) any private placement of warrants to purchase Units to lenders or other institutional investors (excluding the Members) in any arm's length transaction in which such lenders or investors provide debt financing to the Company or any Company Subsidiary; (vii) a joint venture, strategic alliance or other commercial relationship with any Person (including Persons that are customers, suppliers and strategic partners of the Company or any Company Subsidiary) relating to the operation of the Company's or any Company Subsidiary's business and not for the primary purpose of raising equity capital; (viii) any office lease or equipment lease or similar equipment financing transaction in which the Company or any Company Subsidiary obtains from a lessor or vendor the use of such office space or equipment for its business; or (ix) Series A Preferred Units issued pursuant to certain Confidential Private Placement Memorandums of the Company, dated on or about the date hereof, as the same may be amended, modified or supplemented from time to time (collectively, "Exempt Securities").

ARTICLE IV.

MEMBERS

Section 4.1. Action by the Voting Members. The Voting Members may act by vote or resolution approved or adopted at a meeting held in accordance with this Section 4.1, by a written consent signed in accordance with this Section or by written agreement of the holder(s) of the requisite number of Voting Units. Rules for the conduct at meetings of the Voting Members and for action by written consent of the Voting Members follow:

(a) Meetings. Meetings of the Voting Members may be called by a Majority in Interest of the Voting Members or the Board. Meetings of the Voting Members shall be called upon delivery to the Voting Members of notice of a meeting of the Voting Members given in accordance with Section 4.1(b) signed and dated by a Majority in Interest of the Voting Members or the Board, as the case may be. Members who are not entitled to vote on a matter to be brought to a meeting of the Members shall not be required to be notified or invited to attend such meeting. Only Voting Members shall have the right to receive notice of, and to attend, meetings of the Members. Except as specifically provided in this Agreement, there shall be no requirement of annual or periodic meetings of the Members within the meaning of the Act.

(b) Notice of Meetings. The Company shall deliver, mail or send by electronic transmission (with confirmation of transmission) written notice stating the date, time and place of any meeting and a description of the purposes for which the meeting is called, to each Voting Member of record entitled to vote at the meeting, at such address as appears in the records of the Company and at least two (2), but no more than thirty (30), days before the date of the meeting.

(c) Waiver of Notice. A Voting Member may waive notice of any meeting, before or after the date and time of the meeting as stated in the notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Voting Member's attendance at any meeting, in person or by proxy (i) waives objection to lack of notice or defective notice of the meeting, unless the Voting Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting notice, unless the Voting Member objects to considering the matter when it is presented.

(d) Voting by Proxy. A Voting Member may appoint a proxy to vote or otherwise act for the Voting Member at a meeting pursuant to a written appointment form executed by the Voting Member or the Voting Member's duly authorized attorney-in-fact, provided that the appointment form is submitted to the Company for inclusion in the Company records. The general proxy of a fiduciary is given the same effect as the general proxy of any other Voting Member.

(e) Presence. Any or all Voting Members may participate in any meeting by, or through the use of, any means of communication by which all Voting Members participating may simultaneously hear each other during the meeting. A Voting Member so participating is deemed to be present in person at the meeting.

(f) Conduct of Meetings. At any meeting of the Voting Members, the Chairman of the Board or, if no Chairman of the Board exists, then any Manager shall preside or appoint a person to preside at the meeting and shall appoint a person to act as Secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting which shall be placed in the minute books of the Company.

(g) Quorum; Approval. The presence of a Majority in Interest of the Voting Members at a meeting is necessary for a quorum, unless approval of any action to be taken is required from more than a Majority in Interest of the Voting Members, in which case the presence of at least the minimum number of the Voting Members required for approval of such action is necessary for a quorum with respect to such action. Any action proposed to be taken by the Voting Members shall be approved upon the affirmative vote of a Majority in Interest of the Voting Members, unless approval by more than a Majority in Interest of the Voting Members is required by the Articles, this Agreement or the Act, in which case such action shall be approved only upon the affirmative vote of the minimum number of Voting Members required for approval of such action.

(h) Action by Written Consent. Any action required or permitted to be taken at a meeting of the Voting Members may be taken without a meeting if the action is taken by the Voting Members holding Voting Units representing not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Voting Members entitled to vote thereon are present and voted. The written consent evidencing such action shall be signed by the requisite Members and shall promptly thereafter be delivered to the Company for inclusion in the minutes.

Section 4.2. Waiver of Partition. Each Member on behalf of such Member, and such Member's successors and assigns, hereby waives any rights to have any Company property partitioned.

Section 4.3. Limitation on Authority. No Member (other than a Member who is also a Manager of the Company, and then, only in such capacity) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to make any expenditures or commitments of expenditures on behalf of the Company.

Section 4.4. Liability. No Member shall be liable for the debts, obligations or liabilities of the Company or of any Company Subsidiary by reason of being a Member of the Company.

ARTICLE V.

MANAGEMENT OF THE COMPANY

Section 5.1. Managers.

(a) Except for situations in which the approval of the Members is required by the Articles, this Agreement or by non-waivable provisions of the Act, (i) the powers of the Company shall be exercised by or under the authority of a Board of Managers (each, a "Manager" and, collectively, the "Board"), and (ii) the Board may make all decisions and take all

actions for the Company not otherwise provided for in this Agreement. Subject to this Section 5.1, the Managers shall be elected by the affirmative vote of a Majority in Interest of the Voting Members by written consent or at any meeting of the Voting Members called for such purpose. The Board shall be composed of two (2) individuals unless changed by the vote of a Majority in Interest of the Voting Members by written consent or at any meeting of the Voting Members. A Manager need not be a Member. The Board may from time to time select one of the Managers to serve as Chairman of the Board. Each Manager shall serve for a term of one (1) year and thereafter until such Manager's successor has been duly elected and qualified, or until his earlier death, resignation or removal. Such elections shall be recorded in the records of the Company. The Managers of the Company, as of the Effective Date, are Adam Quirk and Jeff Wuslich. Unless otherwise determined by the Board, the composition of any board of directors or comparable board of managers of any Company Subsidiary shall be the same as that of the Board.

(b) Managers shall not be personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any Member, other Manager, agent or employee of the Company or any Company Subsidiary. A Manager shall perform the Manager's duties as a Manager in good faith, in a manner the Manager reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Manager is not liable for any action taken as a Manager, or any failure to take any action, unless the Manager has breached or failed to perform the Manager's duties and the breach or failure to perform constitutes willful misconduct or recklessness.

(c) In performing the Manager's duties, a Manager shall be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless the Manager has knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(i) One or more employees or other agents of the Company or any Company Subsidiary whom the Manager reasonably believes to be reliable and competent in the matters presented;

(ii) Any attorney, public accountant, or other person as to matters which the Manager reasonably believes to be within such person's professional or expert competence; or

(iii) A committee upon which the Manager does not serve, duly designated in accordance with a provision of the Articles or this Agreement, as to matters within its designated authority, which committee the Manager reasonably believes to merit confidence.

(d) Except to the extent provided in the Articles, every Manager is an agent of the Company for the purpose of apparently carrying on in the usual way the business of the Company, and the act of every Manager, including the execution in the Company name of any instrument for apparently carrying on in the usual way the business of the Company, binds the Company, unless such act is in contravention of the Articles or this Agreement or unless the

Manager so acting otherwise lacks the authority to act for the Company, and the person with whom the Manager is dealing has knowledge of the fact that such Manager has no such authority.

Section 5.2. **Management Powers of the Board**. Except as otherwise set forth herein, the Board shall have full and complete authority, power and discretion to act for and bind the Company in the ordinary course of its business, to manage the property, business and affairs of the Company, and to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business to be in furtherance of the purpose of the Company.

Section 5.3. **Meetings; Action by Written Consent**.

(a) Unless otherwise required by law or provided in the Articles or this Agreement, the presence of a majority of the Managers fixed by, or in the manner provided in, the Articles or this Agreement shall constitute a quorum for the transaction of business of the Board. Each Manager shall have one (1) vote on all matters submitted to the Board. With respect to any matter before the Board, the act of a majority of the Managers constituting a quorum shall be the act of the Board. A Manager who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the Person acting as secretary of the meeting before the adjournment thereof or shall deliver such dissent to the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Manager who voted in favor of such action.

(b) Meetings of the Board may be held at such place or places as shall be determined from time to time by resolution of the Board. At all meetings of the Board, business shall be transacted in such order as shall from time to time be determined by resolution of the Board. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c) Managers shall be able to discuss and approve Company business informally, and may, at their discretion, call and hold regular meetings. Regular meetings of the Board shall be held at such times and places as shall be designated from time to time by the Board. Notice of such regular meetings shall be given at least three (3) days prior to the date of the meeting.

(d) Special meetings of the Board may be called by any Manager on at least twenty-four (24) hours' notice to each other Manager. Such notice shall state the purpose or purposes of, and the business to be transacted at, such meeting.

(e) Any or all of the Managers may participate in any meeting by, or through the use of, any means of communication by which all Managers participating may simultaneously hear each other during the meeting. A Manager so participating is deemed to be present in person at the meeting.

(f) Any action required or permitted to be taken at a Managers' meeting may be taken without a meeting if the action is taken by the unanimous written consent of the Managers. The

written consent shall promptly thereafter be delivered to the Company for inclusion in the minutes.

Section 5.4. **Voting Deadlock of Managers**. The parties hereto acknowledge and agree that the conduct of the business of the Company shall require the Managers (and each of them) to act reasonably, in good faith, and in the best interests of the Company. The parties further acknowledge and agree that even while adhering to such standards certain issues or decisions regarding the business of the Company may result in deadlock among the Managers in which an equal number of Managers align themselves on each side of a particular matter (a "Management Dispute"). If at two (2) successive meetings of the Board, the Managers are unable to reach a decision by the required vote regarding a Management Dispute (a "Deadlock"), the Management Dispute resulting in the Deadlock shall be presented for a vote of the Voting Members and each Significant Investor (collectively, the "Deadlock Members") and be resolved by the vote of those Deadlock Members who hold a majority of the then outstanding Voting Units and Preferred Units held by all Deadlock Members. During the continuation of any Deadlock, the Company shall continue to operate in a manner consistent with its prior practices and this Agreement until such time as such Deadlock is resolved. If the Deadlock is with respect to the approval of the Company's annual business plan or budget, the Company shall operate its business in accordance with the business plan or budget then in effect.

Section 5.5. **Guaranteed Payments; Salaries**. The Company may make a guaranteed payment under Section 707(c) of the Code to any Member or pay to any Manager, officer, employee or other Person a salary and/or bonus as compensation for services rendered to the Company. Subject to Section 707(c) of the Code, any such guaranteed payments, salaries and/or bonuses shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the recipient of any profit, loss or capital of the Company.

Section 5.6. **Removal**. A Majority in Interest of the Voting Members may remove all or any Manager(s) with or without Cause; provided, however, so long as a Founder owns any Voting Units, such Founder may not be removed from the Board except for Cause. Any removal of a Manager shall become effective when written notice thereof is given by a Majority in Interest of the Voting Members unless a later effective date is specified in such notice. Such notice must be delivered to the Manager being removed, any remaining Managers and the Manager, if any, elected to replace the removed Manager. Should a Manager be removed who is also a Member, such removal shall not affect the Person's rights as a Member except as may otherwise be provided in the Act, the Articles or this Agreement.

Section 5.7. **Resignation**. A Manager of the Company may resign from his or her position as a Manager at any time by providing written notice to the Members; provided, however, unless otherwise agreed to by the other Founders, if any Founder voluntarily terminates his active, ongoing involvement with the Company in a senior capacity, such Founder must resign from his or her position as a Manager effective as of the date of such Founder's voluntary termination of service. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

Section 5.8. **Delegation of Certain Management Authority**. The Board may delegate to one or more officers of the Company or one or more employees of the Company any management responsibility or authority. The Board may create such offices, appoint such officers and delegate thereto such responsibility or authority as the Board determines to be appropriate. Officers may, but need not be, Managers or Members of the Company. The Board may assign titles (including, without limitation, Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President, Vice President, Secretary, Assistant Secretary, Treasurer and Assistant Treasurer) to any Manager or other Person. Unless the Board decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Indiana Business Corporation Law, the assignment of such title shall constitute the delegation to such Manager or other Person of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made pursuant to a resolution of the Board. Any number of titles may be held by the same Manager or Person. Any delegation pursuant to this Section 5.8 may be revoked, with or without cause, at any time by the Board. Except as otherwise set forth herein, the Chief Executive Officer, President, Chief Financial Officer and Chief Operating Officer shall, subject to the approval of the Board, have the authority to sign agreements and other instruments on behalf of the Company and bind the Company thereby; provided, however, only the Board shall have the authority to initiate, respond to or otherwise participate in any lawsuit, arbitration or other legal proceeding on behalf of the Company.

Section 5.9. **Vacancies**. Any vacancy in a Manager position shall be filled by appointment of the remaining Managers. Any vacancy in an officer position shall be filled by appointment by the Managers. An individual chosen to fill a vacancy shall serve the unexpired term of his or her predecessor in office. Any position on the Board to be filled by reason of an increase in the number of Managers shall be filled in the same manner or by election at a meeting of Voting Members called for that purpose. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal

Section 5.10. **Advisory Board**. The Board may appoint individuals to one or more advisory boards (each, an "Advisory Board" and collectively, the "Advisory Boards") which shall provide such advice and counsel as is requested by the Board in connection with various Company matters. The purpose of any Advisory Board is to provide advice and counsel concerning the specific strategies (to be) adopted by the Company and the nature of the market in which the Company is involved. The members of any Advisory Boards shall have no official standing with the Company and shall have no voting, management or operating rights within the Company as a result of their participation on an Advisory Board. Any actions taken by any Advisory Board shall be advisory only, and neither the Board nor the Company shall be required or otherwise bound to act in accordance with any decision, action or comment of the Advisory Board or any of its members. The Board shall retain ultimate responsibility for making all decisions relating to the operation and management of the Company.

ARTICLE VI.

ACCOUNTING AND RECORDS

Section 6.1. **Appointment of Partnership Representative**. Jeff Wuslich is hereby designated as the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code (the "Partnership Representative"). Each person (for purposes of this Section 6.1, called a "Pass-Thru Member") that holds or controls an interest as a Member on behalf of, or for the benefit of another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons shall, within 30 days following receipt from the Partnership Representative of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Company holding such interests through such Pass-Thru Member. In the event the Company shall be the subject of an income tax audit by any federal, state or local authority, to the extent the Company is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Partnership Representative shall be authorized to act for and his decision shall be final and binding upon, the Company and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Company. To the extent permitted by applicable law, the Partnership Representative may, in his sole discretion, make an election on behalf of the Company under Sections 6221(b) or 6226 of the Code as in effect for the first taxable year beginning on or after January 1, 2018 and for each taxable year thereafter. All references to Code Sections in this Section 6.1 refer to those Code Sections as amended by the Bipartisan Budget Act of 2015 (P.L. 114-74).

Section 6.2. **Records and Accounting**. The books and records of the Company and Company Subsidiaries shall be kept, and the financial position and the results of operations recorded, in accordance with the accounting methods elected to be followed by the Company for federal income tax purposes. The books and records of the Company and Company Subsidiaries shall reflect all Company or Company Subsidiary transactions (as the case may be) and shall be appropriate and adequate for the business of the Company and Company Subsidiaries. The fiscal year of the Company for financial reporting and for federal income tax purposes shall be the calendar year.

Section 6.3. **Access to Records**. The books and records of the Company, to the extent required by the Act, shall be maintained at the Company's Principal Office, and each Preferred Member, and his, her, or its duly authorized representative, to the extent required by the Act, shall, subject to Section 11.1, have access to where they are located and have the right to inspect and copy them during ordinary business hours.

Section 6.4. **Delivery of Tax Information and Financial Statements**. The Company shall use its reasonable best efforts to deliver to each Member within ninety (90) days after the end of each fiscal year all information necessary for the preparation of such Member's federal and state income tax returns. The Company shall also use its reasonable best efforts to prepare and deliver to each Preferred Member:

(a) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company, (i) a consolidated balance sheet of the Company and Company Subsidiaries as of the end of such year, (ii) consolidated statements of income and cash flows for such year, and (iii) a statement of members' equity as of the end of such year, all such financial statements may be audited or unaudited, as determined by the Board, in its sole discretion; and

(b) as soon as practicable, but in any event within forty-five (45) days of the end of each of the first three (3) calendar quarters, (i) an unaudited consolidated balance sheet of the Company and Company Subsidiaries as of the end of such quarter and (ii) unaudited consolidated statements of income and cash flows for such quarter.

Section 6.5. **Accounting Decisions**. All decisions as to accounting matters, except as otherwise specifically set forth in this Agreement, shall be made by the Board. The Board may rely upon the advice of the Company's accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

Section 6.6. **Federal Income Tax Elections**. The Company may make, but is not required to make, all elections for federal income tax purposes, including, but not limited to, the following:

(a) To the extent permitted by applicable law and regulations, elect to use an accelerated depreciation method on any depreciable unit of the assets of the Company; and

(b) In case of a transfer of all or part of the Interest of any Member, the Company may elect, pursuant to Sections 734, 743, and 754 of the Code to adjust the basis of the assets of the Company.

ARTICLE VII.

ALLOCATIONS AND DISTRIBUTIONS

Section 7.1. **Allocation of Net Income, Net Loss or Capital Gains**. Except as may be expressly provided otherwise in this Article VII, including the allocation of gain from a Capital Transaction as provided in Section 7.2, and subject to the provisions of Sections 704(b) and 704(c) of the Code, Capital Account Profits and Capital Account Losses for each tax year of the Company shall be allocated to the Members in the following order and priority:

(a) Capital Account Losses. Capital Account Losses shall be allocated to the Members in the following order and priority:

(i) First, to the Members in proportion to and to the extent of any Capital Account Profits allocated to the Members under Section 7.1(b)(iii);

(ii) Next, to the Class A Common Members and Class B Common Members in proportion to and to the extent of the positive balances in their Capital Accounts;

(iii) Then, to the Preferred Members in proportion to and to the extent of the positive balances in their Capital Accounts; and

(iv) Thereafter, to the Members in accordance with their Percentage Interests.

(b) Capital Account Profits. Capital Account Profits shall be allocated to the Members in the following order and priority:

(i) First, to the Preferred Members in proportion to and to the extent of the losses allocated under Section 7.1(a)(iii);

(ii) Next, to the Class A Common Members and Class B Common Members in proportion to and to the extent of the losses allocated under Section 7.1(a)(ii); and

(iii) Thereafter, to the Members in accordance with their Percentage Interests.

Section 7.2. Capital Transaction Profits. Except as may be expressly provided otherwise in this Article VII, any gain from a Capital Transaction shall be allocated to the Members under Section 7.1(b) above.

Section 7.3. Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Article VII, if there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 7.3(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Article VII, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 7.3(b) is intended to comply with the partner nonrecourse debt minimum

gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 7.3(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article VII have been tentatively made as if this Section 7.3(c) were not in the Agreement.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any fiscal year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 7.3(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VII have been made as if Section 7.3(c) hereof and this Section 7.3(d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year shall be specially allocated among the Members in proportion to their Percentage Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(1).

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's Interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their Interests in the Company in the event Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

Section 7.4. Curative Allocations. The allocations set forth in Section 7.3(a) through Section 7.3(g) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or

with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 7.4. Therefore, notwithstanding any other provision of this Article VII (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss, or deduction so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 7.1.

Section 7.5. Section 704(c) Allocations. In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property that is treated as having been contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value in Schedule I); provided that such allocations shall be based upon the "traditional method" described in the Treasury Regulations under Section 704(c) of the Code. In the event that Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (iv) of the definition of Gross Asset Value in Schedule I, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder; provided that such allocations shall be based upon the "traditional method" described in the Treasury Regulations under Section 704(c) of the Code.

Section 7.6. Distributions.

(a) During each fiscal year or within ninety (90) days thereafter, to the extent there is Available Cash to make such distributions, the Company shall distribute to each Member, in cash, an amount approximately equal to such Member's local, state and federal income tax liability (determined at the highest combined income tax rate applicable to any Member with respect to the Company's applicable fiscal year) with respect to the taxable income of the Company for such fiscal year (collectively, the "Tax Distributions").

(b) To the extent of remaining Available Cash and to the extent permitted by the Act, the Company shall make distributions at such times and in such amounts as the Board deems appropriate, in its sole discretion, to the Members as follows:

(i) First, 100% to all Preferred Members in proportion to their respective Capital Contributions, until each Preferred Member has received aggregate distributions (including any Tax Distributions) equal in value to such Preferred Member's paid-in Capital Contribution; and

(ii) Thereafter, to all Members pro rata in accordance with their respective Percentage Interests.

Section 7.7. "Clean Cut-Off"; Allocation of Income and Loss and Distributions in Respect of Interests Transferred.

(a) If any Interest is transferred, or is increased or decreased by reason of the admission of an Additional Member or otherwise, during any fiscal year of the Company, each item of net income, gain, loss, deduction, or credit of the Company for such fiscal year shall be assigned to each day in the particular period of such fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred), and the amount of each such item so assigned to any such day shall be allocated to the Member based upon the Member's respective Percentage Interest at the close of such day.

(b) Authorized distributions of Company assets in respect of an Interest shall be made only to the Members who, according to the books and records of the Company, are the holders of record of the Interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor any Member shall incur any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company or the Member has knowledge or notice of any transfer or purported transfer of ownership of an Interest which has not met the requirements of Article VIII. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Interests as of the date such sale or other disposition occurs.

ARTICLE VIII.

RESTRICTIONS ON WITHDRAWAL AND TRANSFERS OF INTERESTS

Section 8.1. Withdrawal. No Member shall withdraw from the Company or otherwise voluntarily cause an Event of Dissociation as to that Member except upon the express written consent of the Board. Upon any such withdrawal or other voluntarily caused Event of Dissociation, the Member shall be an Assignee as to the Member's Units, but shall not be entitled to have the Member's Interest redeemed or to otherwise receive any distribution or other payment on account of the Member's withdrawal or other voluntarily caused Event of Dissociation. The Company may recover damages for breach of this Section 8.1 and may offset the Company's damages against any amount owed to a Member for distributions or otherwise.

Section 8.2. General Restrictions on Transfer.

(a) Each Member acknowledges and agrees that such Member (or any Permitted Transferees of such Member) shall not Transfer any Units or Unit Equivalents except as permitted pursuant to Section 8.3 or in accordance with the provisions set forth in Section 8.4 through Section 8.6, as applicable. Notwithstanding the foregoing or anything in this Agreement to the contrary,

(i) Transfers of Incentive Units shall not be permitted except:

(A) pursuant to Section 8.3;

(B) when required of a Non-Control Seller pursuant to Section 8.5; or

(C) as set forth in any Incentive Plan or applicable Award Agreement.

(ii) Transfers of Class A Common Units by a Member (or any Class B Common Units owned by such Member following the conversion of any of such Member's Class A Common Units into Class B Common Units pursuant to Section 8.6(d)) shall not be permitted except:

(A) pursuant to Section 8.3;

(B) when required of a Non-Control Seller pursuant to Section 8.5; or

(C) when the Member has obtained the prior written consent of all of the Class A Common Members, which consent may be given, withheld, conditioned or delayed as such Class A Common Members may determine in their sole and absolute discretion.

(b) Notwithstanding any other provision of this Agreement (including Section 8.3), each Member agrees that it will not, directly or indirectly, Transfer any of its Units or Unit Equivalents, and the Company agrees that it shall not issue any Units or Unit Equivalents:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units or Unit Equivalents, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Act;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause a termination of the Company for federal income tax purposes; or

(vi) if such Transfer or issuance would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended.

In any event, the Board may refuse to consent to a Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any governmental authority.

(c) Any Transfer or attempted Transfer of any Units or Unit Equivalents in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units or Unit Equivalents for all purposes of this Agreement.

Section 8.3. Permitted Transfers.

(a) The provisions of Section 8.2(a), Section 8.4 and Section 8.5 (with respect to the Control Seller only) shall not apply to any of the following Transfers by any Member of any of its Units or Unit Equivalents:

(i) with respect to each Member who is a natural person, to (A) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "Family Members"), (B) a trust under which the distribution of Units may be made only to such Member and/or any Family Member of such Member, (C) a charitable remainder trust, the income from which will be paid to such Member during his/her life, (D) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member, or (E) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries; or

(ii) with respect to each Member that is an Entity, to (A) any Affiliate of such Member, or (B) in the event of a winding up or dissolution of such Member, any of its equity holders in accordance with its constitutive documents.

(b) In connection with and as a condition precedent to any Permitted Transfer, the Permitted Transferee, if not currently a party to this Agreement, shall execute a joinder agreement to this Agreement in the form determined by the Board, and shall be bound by the terms hereof as a Member hereunder.

(c) With respect to any Permitted Transfer, the Company may accept such evidence of Transfer of Units as it considers appropriate in the sole discretion of the Board.

Section 8.4. Right of First Refusal.

(a) Offered Units. Subject to the terms and conditions specified in Section 8.2, Section 8.3 and this Section 8.4, the Company, first, and each Preferred Member, second, shall have a right of first refusal if any Preferred Member (the "Offering Member") receives a bona fide offer that the Offering Member desires to accept to Transfer all or any portion of the Preferred Units (or applicable Unit Equivalents) (the "Offered Units") it owns. As used herein, the term "ROFR Rightholders" shall mean all Preferred Members other than the Offering Member.

(b) Offering; Exceptions. Each time the Offering Member receives an offer for a Transfer of any of its Preferred Units (or applicable Unit Equivalents) (other than Transfers that

(i) are permitted by Section 8.3, or (ii) are proposed to be made by a Control Seller or required to be made by a Non-Control Seller pursuant to Section 8.5), the Offering Member shall first make an offering of the Offered Units to the Company, first, and the ROFR Rightholders, second, all in accordance with the following provisions of this Section 8.4, prior to Transferring such Offered Units to the proposed purchaser.

(c) Offer Notice.

(i) The Offering Member shall, within five (5) Business Days of receipt of the Transfer offer, give written notice (the "Offering Member Notice") to the Company and the ROFR Rightholders stating that it has received a bona fide offer for a Transfer of its Preferred Units (or applicable Unit Equivalents) and specifying:

(A) the number of Offered Units to be Transferred by the Offering Member;

(B) the proposed date, time and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the Offering Member Notice;

(C) the purchase price per Offered Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(D) the name of the Person who has offered to purchase such Offered Units.

(ii) The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Units to the Company and the ROFR Rightholders, which offer shall be irrevocable until the end of the ROFR Rightholder Option Period described in Section 8.4(d)(iii).

(iii) By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each ROFR Rightholder that:

(A) the Offering Member has full right, title and interest in and to the Offered Units;

(B) the Offering Member has all the necessary power and authority and has taken all necessary action to Transfer such Offered Units as contemplated by this Section 8.4; and

(C) the Offered Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(d) Exercise of Right of First Refusal.

(i) Upon receipt of the Offering Member Notice, the Company and each ROFR Rightholder shall have the right to purchase the Offered Units in the following order of priority: first, the Company shall have the right to purchase all or any portion of

the Offered Units in accordance with the procedures set forth in Section 8.4(d)(ii), and thereafter, the ROFR Rightholders shall have the right to purchase the Offered Units, in accordance with the procedures set forth in Section 8.4(d)(iii), to the extent the Company does not exercise its right in full. Notwithstanding the foregoing, the Company and the ROFR Rightholders may only exercise their right to purchase the Offered Units if, after giving effect to all elections made under this Section 8.4(d), no less than all of the Offered Units will be purchased by the Company and/or the ROFR Rightholders.

(ii) The initial right of the Company to purchase any Offered Units shall be exercisable with the delivery of a written notice (the "Company ROFR Exercise Notice") by the Company to the Offering Member and the ROFR Rightholders within ten (10) Business Days of receipt of the Offering Member Notice (the "Company Option Period"), stating the number (including where such number is zero) of Offered Units the Company elects irrevocably to purchase on the terms and purchase price set forth in the Offering Member Notice. The Company ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Company.

(iii) If the Company shall have indicated an intent to purchase any less than all of the Offered Units, the ROFR Rightholders shall have the right to purchase the remaining Offered Units not selected by the Company. For a period of fifteen (15) Business Days following the receipt of a Company ROFR Exercise Notice in which the Company has elected to purchase less than all the Offered Units (such period, the "ROFR Rightholder Option Period"), each ROFR Rightholder shall have the right to elect irrevocably to purchase all or none of its Preferred Pro Rata Portion of the remaining Offered Units by delivering a written notice to the Company and the Offering Member (a "Member ROFR Exercise Notice") specifying its desire to purchase its Preferred Pro Rata Portion of the remaining Offered Units, on the terms and purchase price set forth in the Offering Member Notice. In addition, each ROFR Rightholder shall include in its Member ROFR Exercise Notice the number of remaining Offered Units that it wishes to purchase if any other ROFR Rightholders do not exercise their rights to purchase their entire Preferred Pro Rata Portions of the remaining Offered Units. Any Member ROFR Exercise Notice shall be binding upon delivery and irrevocable by the ROFR Rightholder. For purposes of this Section 8.4, "Preferred Pro Rata Portion" means, with respect to a ROFR Rightholder, on any date of a proposed Transfer by an Offering Member, a fraction determined by dividing (A) the number of Preferred Units owned by such ROFR Rightholder immediately prior to such Transfer by (B) the total number of Preferred Units held by all ROFR Rightholders on such date immediately prior to such Transfer.

(iv) The failure of the Company or any ROFR Rightholder to deliver a Company ROFR Exercise Notice or Member ROFR Exercise Notice, respectively, by the end of the Company Option Period or ROFR Rightholder Option Period, respectively, shall constitute a waiver of their respective rights of first refusal under this Section 8.4 with respect to the Transfer of Offered Units, but shall not affect their respective rights with respect to any future Transfers.

(e) Allocation of Offered Units. Upon the expiration of the ROFR Rightholder Option Period, the Offered Units not selected for purchase by the Company pursuant to Section 8.4(d)(ii) shall be allocated for purchase among the ROFR Rightholders as follows:

(i) First, to each ROFR Rightholder having elected to purchase its entire Preferred Pro Rata Portion of such Preferred Units, such ROFR Rightholder's Preferred Pro Rata Portion of such Preferred Units; and

(ii) Second, the balance, if any, not allocated under clause (i) above (and not purchased by the Company pursuant to Section 8.4(d)(ii)), shall be allocated to those ROFR Rightholders who set forth in their Member ROFR Exercise Notices a number of Offered Units that exceeded their respective Preferred Pro Rata Portions (the "Purchasing Rightholders"), in an amount, with respect to each such Purchasing Rightholder, that is equal to the lesser of:

(A) the number of Offered Units that such Purchasing Rightholder elected to purchase in excess of its Preferred Pro Rata Portion; or

(B) the product of (x) the number of Offered Units not allocated under clause (i) (and not purchased by the Company pursuant to Section 8.4(d)(ii)), multiplied by (y) a fraction, the numerator of which is the number of Offered Units that such Purchasing Rightholder was permitted to purchase pursuant to clause (i), and the denominator of which is the aggregate number of Offered Units that all Purchasing Rightholders were permitted to purchase pursuant to clause (i).

The process described in clause (ii) shall be repeated until no Offered Units remain or until such time as all Purchasing Rightholders have been permitted to purchase all Offered Units that they desire to purchase.

(f) Consummation of Sale. In the event that the Company and/or the ROFR Rightholders shall have, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Units, then the Offering Member shall sell such Offered Units to the Company and/or the ROFR Rightholders, and the Company and/or the ROFR Rightholders, as the case may be, shall purchase such Offered Units, within sixty (60) days following the expiration of the ROFR Rightholder Option Period (which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any governmental authority). Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 8.4(f), including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this Section 8.4(f), the Offering Member shall deliver to the Company and/or the participating ROFR Rightholders certificates (if any) representing the Offered Units to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and/or such ROFR Rightholders by certified or official bank check or by wire transfer of immediately available funds.

(g) Sale to Proposed Purchaser. In the event that the Company and/or the ROFR Rightholders shall not have collectively elected to purchase all of the Offered Units, then the Offering Member may Transfer all of such Offered Units, at a price per Offered Unit not less than specified in the Offering Member Notice and on other terms and conditions which are not materially more favorable in the aggregate to the proposed purchaser than those specified in the Offering Member Notice, but only to the extent that such Transfer occurs within ninety (90) days after expiration of the ROFR Rightholder Option Period. Any Offered Units not Transferred within such 90-day period will be subject to the provisions of this Section 8.4 upon subsequent Transfer.

Section 8.5. Drag Along Rights. Members holding at least a majority of the then outstanding Class A Common Units (such Members, the "Control Seller") may, in connection with a bona fide offer by a Third Party to acquire for value at least a majority of the then outstanding Units (an "Approved Sale"), require each other Member to sell to such Third Party that percentage of the Units then held by such Member (calculated based upon the total number of Units which such Member owns or has the right to acquire pursuant to outstanding Unit Equivalents) as shall be equal to the percentage obtained by dividing the number of Units to be sold to such Third Party by the Members, taken as a group, by the aggregate number of Units then held by the Members, taken as a group. If the Control Seller elects to exercise its right to compel a sale pursuant to this Section 8.5, the Control Seller will cause a written notice of the Approved Sale to be delivered to each of the other Members, setting forth the aggregate consideration, the identity of the Third Party and the other principal terms and conditions thereof. Each other Member (a "Non-Control Seller") shall consent to and raise no objections against the Approved Sale, and shall promptly take all actions reasonably necessary or reasonably desirable (in the judgment of the Control Seller) to facilitate the consummation of the Approved Sale (whether in such Non-Control Seller's capacity as a Member, Manager or officer of the Company or otherwise). Without limiting the foregoing, (i) each Non-Control Seller shall sell or exchange the Units held by such Non-Control Seller on the terms and conditions approved by the Control Seller and (ii) each Non-Control Seller shall enter into and become a party to any merger agreement, unit purchase agreement or other agreement entered into by the Company and/or the Control Seller in order to effect such Approved Sale and shall be bound by the same obligations under such Agreement as the Control Seller. Each Non-Control Seller agrees not to directly or indirectly (without the prior written consent of the Company), disclose to any other Person (other than to such Non-Control Seller's legal counsel in confidence, as otherwise necessary to protect such Non-Control Seller's rights under this Agreement or as otherwise required by law) any information related to such potential sale of the Company.

Section 8.6. Repurchase Option on Class A Common Units.

(a) Repurchase Option. In the event of the voluntary or involuntary termination of any Class A Common Member's active, ongoing involvement with the Company or any Company Subsidiary for any reason (including death or Disability), the Company shall upon the date of such termination (the "Termination Date") have an irrevocable, exclusive option (the "Repurchase Option") for a period of one hundred eighty (180) days from such date to repurchase all or any portion of the Class A Common Units (and/or any Class A Common Units which have been converted into Class B Common Units pursuant to Section 8.6(d)) held by such Class A Common Member or such Class A Common Member's Permitted Transferees as of the

Termination Date which have not yet been released from the Company's Repurchase Option as set forth in Section 8.6(c) at a price per Class A Common Unit equal to their Last Cost.

(b) Procedures. If the Company desires to exercise its Repurchase Option, the Company shall deliver to such Class A Common Member, such Class A Common Member's Permitted Transferees or such Class A Common Member's executor (as applicable), within one hundred eighty (180) days following the Termination Date, a written notice specifying the number of Class A Common Units to be repurchased by the Company and the purchase price therefore in accordance with Section 8.6(a) (the "Repurchase Notice"). The closing of any repurchase of Class A Common Units pursuant to this Section 8.6 shall take place no later than thirty (30) days following the Company's delivery of the Repurchase Notice. The Company shall pay the purchase price for such Class A Common Units by certified or official bank check or by wire transfer of immediately available funds. The Class A Common Member, such Class A Common Member's Permitted Transferees or such Class A Common Member's executor (as applicable) shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 8.6, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed reasonably necessary or appropriate by the Company. Upon delivery of the Repurchase Notice and payment of the purchase price, the Company shall become the legal and beneficial owner of the Class A Common Units being repurchased and all rights and interest therein or related thereto, and the Company shall have the right to Transfer to its own name the number of Class A Common Units being repurchased by the Company, without any further action by such Class A Common Member or such Class A Common Member's Permitted Transferees.

(c) Class A Common Units Subject to Repurchase Option.

(i) With respect to Adam Quirk, Jeff Wuslich, Jason Katz and Rick Dietz, fifty percent (50%) of the Class A Common Units held by such Class A Common Member (or such Class A Common Member's Permitted Transferees) shall initially be subject to the Repurchase Option. Twenty five percent (25%) of the total number of Class A Common Units held by such Class A Common Member subject to the Repurchase Option shall be released from the Repurchase Option on December 31, 2013, and an additional twenty five percent (25%) of the total number of Class A Common Units held by such Class A Common Member subject to the Repurchase Option shall be released from the Repurchase Option on the last day of each calendar year thereafter, until all of the Class A Common Units held by such Class A Common Member are released from the Repurchase Option; provided, however, that any such scheduled releases from the Repurchase Option shall immediately cease as of the Termination Date.

(ii) *[intentionally deleted]*

(iii) To the extent the provisions of this Section 8.6(c) result in any Class A Common Member owning fractional Units, such fractional Units shall be rounded to the nearest whole Unit.

(d) Conversion of Class A Common Units to Class B Common Units. Following any Class A Common Member's Termination Date, the Class A Common Units

owned by such Class A Common Member shall automatically be stripped of their voting rights and converted into Class B Common Units with no voting rights without any further action by the Members, the Board or the Company, and the Board shall update Exhibit A accordingly to reflect such conversion. Notwithstanding anything contained herein to the contrary, the Repurchase Option shall apply to any such Class A Common Units which are converted into Class B Common Units pursuant to this Section 8.6(d) to the extent such Class A Common Units have not been released from the Repurchase Option pursuant to Section 8.6(c)(i).

Section 8.7. Status of Transferee and Transferor. Notwithstanding anything contained in this Agreement to the contrary, any transferee or recipient of a Unit or Units subject to an effective Transfer by a Member, other than a Permitted Transferee, shall be an Assignee and shall have no right to (a) vote any Voting Units or portion thereof subject to the Transfer or to otherwise participate in the management of the business or affairs of the Company, (b) become a Substitute Member or otherwise exercise any rights of a Member, or (c) have access to the Company records; unless the Board, in its sole and absolute discretion, approves the admission of the Assignee as a Substitute Member and the Assignee executes documentation satisfactory to the Board accepting and adopting the terms of this Agreement. The transferor in a Transfer of the transferor's entire Interest to an Assignee shall cease to be a Member and shall not have any power to exercise any rights of a Member; provided, however, that such transferor is not released from any unpaid contributions or other liability.

ARTICLE IX.

DISSOCIATION OF A MEMBER

Section 9.1. Dissociation. A person ceases to be a Member upon the occurrence of any of the following events (each an "Event of Dissociation"):

(a) the Person withdraws from the Company, including any retirement or resignation from membership in the Company (as opposed to retirement or resignation merely from employment with the Company or any Company Subsidiary or any position as an officer or Manager of the Company or any Company Subsidiary);

(b) a Transfer of the Person's entire Interest, whether or not the Assignee is admitted as a Substitute Member;

(c) in the case of a Person who is an individual, the individual's death or adjudication by a court of competent jurisdiction of the individual's mental incompetency or insanity;

(d) in the case of a Person who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust, but not merely the substitution of a new trustee;

(e) in the case of a Person that is a partnership, limited partnership, limited liability partnership or limited liability company, the dissolution and commencement of winding up of the partnership, limited partnership, limited liability partnership or limited liability company;

(f) in the case of a Person that is a corporation, the dissolution of the corporation;

(g) in the case of a Person that is an estate, the distribution by the fiduciary of the estate's entire Interest in the Company; or

(h) Bankruptcy of the Person.

Section 9.2. Rights of Dissociating Member. Upon an Event of Dissociation as to a Member, except as may be otherwise expressly provided in this Agreement:

(a) if the dissociation causes a dissolution and winding up of the Company under Article X, the Member shall be entitled to participate in the winding up of the Company to the same extent as any other Member, except that if the Event of Dissociation is a breach of this Agreement, any distributions to which the Member would have been entitled shall be reduced by any damages sustained by the Company as a result of the dissolution and winding up; and

(b) if the Event of Dissociation does not cause a dissolution and winding up of the Company under Article X, the Member shall not be entitled to any distribution solely by reason of the Member's dissociation, and thereafter shall only be entitled to participate as an Assignee in the Company. The Member shall not be entitled to a redemption of the Member's Interest or otherwise receive the value of the Member's Interest until such time, and in the manner, provided under Article X for the dissolution and winding up of the Company.

ARTICLE X.

DISSOLUTION AND WINDING UP

Section 10.1. Dissolution. The Company shall be dissolved and its affairs wound up on the first of the following to occur:

(a) A determination by the Board in its sole discretion that the Company shall be dissolved; or

(b) At such earlier time as may be provided by applicable law.

Notwithstanding any other provision of this Agreement or the Act, the Members hereby agree that the business of the Company shall be continued upon the occurrence of an Event of Dissociation and that the Company shall not be dissolved upon the occurrence of an Event of Dissociation other than pursuant to the terms of Section 10.1.

Section 10.2. Winding Up. Upon dissolution, the Board shall cause the Company to wind up and liquidate the business and affairs of the Company, and the Company may only carry on business that is appropriate to wind up and liquidate the business and affairs of the Company, including the following: (a) collecting the Company's assets; (b) disposing of properties that will not be distributed in kind to Members; (c) discharging or making provision for discharging liabilities; (d) distributing the remaining property among the Members; and (e) doing every other act necessary to wind up and liquidate the business and affairs of the Company. The Company shall follow the procedure for disposing of known claims set forth in Article 8 of the Act.

Section 10.3. **Distribution of Assets**. Upon the winding up of the Company, the assets shall be distributed as follows:

(a) To creditors, including Members who are creditors to the extent permitted by law, in the order of priority as provided by law to satisfy the liabilities of the Company whether by payment or by the establishment of adequate reserves, excluding liabilities for distributions to Members pursuant to Article VII;

(b) To Members to repay any loans to the Company or to satisfy any liabilities for distributions pursuant to Article VII which remain unpaid; and

(c) To Members in accordance with the positive balances in their Capital Accounts after giving effect to all contributions, distributions and allocations for all periods.

ARTICLE XI.

RESTRICTIVE COVENANTS

Section 11.1. **Confidentiality**. Each Member acknowledges that, as a result of the Member's relationship with the Company, the Member may acquire, or has acquired, access to or knowledge of certain "Confidential Information" of the Company and Company Subsidiaries, including, without limitation, information relating to the business and affairs and the Company and Company Subsidiaries, including, without limitation, the names, addresses and other information and records relating to the past, present and potential clients and service providers of the Company and/or Company Subsidiaries, technologies, formulas, know-how, sales, marketing and distribution methods and strategies, new products and services, project proposals and work in progress, business plans, financial results and financial conditions, computer programs and software (including flow charts, logic diagrams, object codes and source codes), and all notes, memoranda, correspondence, records and other written documents relating to such information, whether or not marked "Confidential." Each Member further acknowledges that all such Confidential Information is the property of the Company and that any disclosure of such Confidential Information in violation of this Agreement will substantially and adversely affect the business of the Company and Company Subsidiaries. Each Member, therefore, agrees to forever keep confidential all such Confidential Information and shall not, directly or indirectly, disclose to anyone (except in furtherance of the business of the Company and Company Subsidiaries), or use for such Member's benefit or to the detriment of the Company and Company Subsidiaries, any such Confidential Information, or authorize, cause, or induce any other Person to do so. Notwithstanding the foregoing, the confidentiality covenants herein shall not apply to any information (a) that is or becomes generally known or available to the public other than as a result of a disclosure by the Member or (b) that is required to be disclosed to the Company's banks, other lenders, or other Persons providing capital to the Company or in any judicial or administrative proceeding. This Section 11.1 supplements and does not supersede the Member's obligations under all statutes and common laws intended to protect the Confidential Information of the Company and Company Subsidiaries.

Section 11.2. **Remedies.** The Members acknowledge and stipulate that, by virtue of their relationship with the Company and the Members' knowledge of the affairs, business, and

operations of the Company, and also the uniqueness and prospects of the products and services of the Company and Company Subsidiaries, irreparable loss, damage and injury will be suffered by the Company and Company Subsidiaries if any Member should breach or violate any of the terms or provisions of the covenants contained in this Article XI. In the event of breach, or threatened breach, of any such provisions, the Company shall be entitled to seek damages, if determinable, and, at the option of the Company, injunctive relief. In addition, the Company shall be entitled to all reasonable attorneys' fees incurred in the enforcement of the provisions contained in this Article XI. The Members hereby waive any requirement that the Company post bond or security when seeking to enforce any provision herein. The Members hereby waive any claim that the Company has an adequate remedy at law in the event of a breach, or a threatened breach, of this Article XI. The remedies herein provided may be cumulative and no single remedy may be construed as exclusive of any other or of any remedy provided at law. Failure to exercise any remedy at any time shall not operate as a waiver of the right to exercise any remedy for the same or subsequent breach at any time thereafter.

ARTICLE XII.

AMENDMENTS

Section 12.1. Proposal of Amendments. Amendments to the Articles and this Agreement may be proposed in writing by any Voting Member or the Board.

Section 12.2. Approval of Amendments.

(a) Except as otherwise provided in this Section 12.2, this Agreement may be amended, in whole or in part, only through a written amendment executed by the Company and **a** Majority in Interest of the Voting Members; provided, however, that any amendment which adversely alters or affects the rights, preferences or privileges of the Preferred Units shall be effective only with the consent of the holders of a majority of the then outstanding Preferred Units. For the avoidance of doubt, any amendment to the distribution provisions of this Agreement resulting from an issuance of additional Units for the primary purpose of raising equity capital which results in such additional Units being entitled to receive certain distributions in priority and preference to the Preferred Members shall not, in and of itself, constitute an amendment that requires the separate consent of the holders of a majority of the then outstanding Preferred Units. Upon approval of any amendment in accordance with the foregoing, all Members shall be bound by the terms and provisions thereof. A copy of any amendment to this Agreement must be delivered to each Member and each Assignee who has not been admitted as a Member of the Company.

(b) Notwithstanding the foregoing provisions of this Section 12.2, the Board may, without the consent of the Voting Members, amend this Agreement to the minimum extent necessary as determined by the Board to comply with applicable law, supply a missing term or provision, or resolve an ambiguity in the existing terms and provisions of this Agreement or to preserve the economic arrangement of the Members. In addition, amendments to Exhibit A following any new issuance, redemption, repurchase, conversion or Transfer of Units in accordance with this Agreement may be made by the Board without the consent of or execution by the Voting Members.

ARTICLE XIII.

MISCELLANEOUS

Section 13.1. **Complete Agreement**. This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to its subject matter. This Agreement and the Articles replace and supersede all prior agreements by and among the Members or any of them. This Agreement and the Articles supersede all prior written and oral statements and no representation, statement, or condition or warranty not contained in this Agreement or the Articles will be binding on the Members or have any force or effect whatsoever.

Section 13.2. **Governing Law; Choice of Forum**. This Agreement and the rights of the parties under this Agreement shall be governed by, and interpreted and enforced in accordance with, the laws of the State of Indiana. The parties to this Agreement hereby irrevocably agree and consent to the exclusive jurisdiction of the courts of the State of Indiana and the federal courts of the United States sitting in Indianapolis, Indiana, for the adjudication of any matters arising under or in connection with this Agreement. The parties to this Agreement hereby irrevocably waive, to the fullest extent they may effectively do so under applicable law, any objection which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court, and any claim that such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 13.3. **Binding Effect; Conflicts**. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective distributees, successors and assigns. This Agreement is subject to, and governed by, the Act and the Articles. In the event of a direct conflict between the provisions of this Agreement and the mandatory provisions of the Act or the provisions of the Articles, the provisions of the Act or the Articles, as the case may be, will be controlling.

Section 13.4. **Headings; Interpretation**. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement. The singular shall include the plural, and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires.

Section 13.5. **Severability**. If any provision of this Agreement is held to be illegal, invalid, unreasonable, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, unreasonable, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, unreasonable, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, unreasonable, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, unreasonable, or unenforceable provision as may be possible and be legal, valid, reasonable, and enforceable.

Section 13.6. **Multiple Counterparts**. This Agreement may be executed in several original, facsimile or PDF counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument. However, in making proof with respect to this Agreement it will be necessary to produce only one copy hereof signed by the party to be charged.

Section 13.7. **Additional Documents and Acts**. Each Member agrees to promptly execute and deliver to the Company such additional documents, statements of interest and holdings, designations, powers of attorney, and other instruments, and to perform such additional acts, as the Company may determine to be necessary, useful or appropriate to complete the organization of the Company, effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by this Agreement, and to comply with all applicable laws, rules and regulations.

Section 13.8. **No Third Party Beneficiary**. This Agreement is made solely and specifically among and for the benefit of the Members and their respective successors and assigns subject to the express provisions of this Agreement relating to successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other third party. No creditor or other third party will have any rights, interest, or claims under the Agreement or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

Section 13.9. **Notices**. All notices shall be in writing, delivered personally, by facsimile or by electronic transmission (with confirmation of transmission) or courier, postage prepaid (where applicable), addressed to such other party at its address indicated on Exhibit A, or to such other address as the addressee shall have last furnished in writing to the intended recipient, and shall be effective upon receipt by the addressee.

Section 13.10. **Title to Company Property**. Legal title to all property of the Company will be held and conveyed in the name of the Company.

Section 13.11. **Reliance on Authority of Person Signing Agreement**. In the event that a Member is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such Person or to determine any fact or circumstance bearing upon the existence of the authority of such individual, or (b) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such Entity.

Section 13.12. **No Remedies Exclusive**. To the extent any remedies are provided herein for a breach of this Agreement, the Articles or the Act, such remedies shall not be exclusive of any other remedies the aggrieved party may have, at law or in equity.

Section 13.13. **Advice of Counsel**. Each Person signing this Agreement:

(a) understands that this Agreement contains legally binding provisions,

(b) is advised, and has had the opportunity, to consult with that Person's own attorney, and

(c) has either consulted with the Person's own attorney or consciously decided not to consult with the Person's own attorney.

Section 13.14. Incorporated Schedules and Exhibits. The following Schedules and Exhibits are attached to and/or have been identified as Schedules and Exhibits to this Agreement and are incorporated in this Agreement by reference as if fully set forth herein:

Schedule I - Schedule of Definitions
Exhibit A - Names and Addresses, Capital Contributions and Units of the Members

(signature page follows)

IN WITNESS WHEREOF, by execution of this Agreement, the Company and the undersigned Members of the Company, which undersigned Members constitute a Majority in Interest of the Voting Members as of the Effective Date, indicate their approval and consent to the foregoing Agreement, effective as of the Effective Date, and certify that the foregoing Agreement was duly adopted in accordance with the provisions of the Operating Agreement.

"COMPANY"

CARDINAL SPIRITS LLC

By: [signature]

Name: ADAM QUIRK

Title: CEO

"MEMBERS"

[signature]
Adam Quirk

[signature]
Jeff Wuslich

SCHEDULE I
TO
OPERATING AGREEMENT

SCHEDULE OF DEFINITIONS

The terms used in this Agreement with their initial letters capitalized shall have, unless the context otherwise requires or unless otherwise expressly provided in this Agreement, the meanings specified in this Schedule I. Any term used but not defined in this Agreement shall have the meaning set forth in the Act. When used in this Agreement, the following terms shall have the meanings set forth below:

"**Act**" means the Indiana Business Flexibility Act (Indiana Code Sections 23-18-1-1 et seq.), as the same may be amended from time to time.

"**Additional Member**" means any Person admitted as a Member pursuant to Section 3.4.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be applied in a manner consistent with such intent.

"**Advisory Board**" or "**Advisory Boards**" has the meaning set forth in Section 5.10.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Amended and Restated Operating Agreement of the Company, including all schedules, appendices and exhibits hereto, as amended in accordance with the terms hereof.

"**Approved Sale**" has the meaning set forth in Section 8.5.

"**Articles**" means the Articles of Organization of the Company, as originally filed with the Indiana Secretary of State and as amended from time to time.

"**Assignee**" means any transferee or recipient of a Transfer of any Unit or Units, or any portion thereof.

"**Available Cash**" means all cash funds of the Company on hand from time to time (other than cash funds obtained as contributions to the capital of the Company by the Members and cash funds obtained from loans to the Company) after payment or provision for (i) all operating expenses of the Company as of such time, (ii) all outstanding and unpaid current obligations of the Company as of such time, and (iii) a reasonable working capital reserve in an amount determined by the Board.

"**Award Agreements**" has the meaning set forth in Section 3.6(a).

"**Bankruptcy**" means, and a Member shall be deemed a "Bankrupt Member" upon, (i) the entry of a decree or order for relief against the Member by a court of competent jurisdiction in any involuntary case brought against the Member under any bankruptcy, insolvency or other similar law (collectively, "Debtor Relief Laws") generally affecting the rights of creditors and relief of debtors now or hereafter in effect, (ii) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent under applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property, (iii) the ordering of the winding up or liquidation of the Member's affairs, (iv) the filing of a petition in any such involuntary bankruptcy case, which petition remains undismissed for a period of 180 days or which is not dismissed or suspended pursuant to Section 303 of the Federal Bankruptcy Code (or any corresponding provision of any future United States bankruptcy laws), (v) the commencement by the Member of a voluntary case under any applicable Debtor Relief Laws now or hereafter in effect, (vi) the consent by the Member to the entry of an order for relief in an involuntary case under any such laws or to the appointment of or the taking of possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar agent under any applicable Debtor Relief Laws for the Member or for any substantial part of its assets or property, or (vii) the making by a Member of any general assignment for the benefit of its creditors.

"**Board**" has the meaning set forth in Section 5.1.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in Indianapolis, Indiana are authorized or required to be closed.

"**Capital Account**" means the individual accounts established and maintained pursuant to Section 3.5(a) and in the manner provided by Treasury Regulation Section 1.704-1(b)(2)(iv), as amended from time to time.

"**Capital Account Profits**" and "**Capital Account Losses**" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments: (i) income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Capital Account Profits and Capital Account Losses shall be added to the Company

taxable income or loss; (ii) any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Capital Account Profits or Capital Account Losses shall be subtracted from the Company's taxable income or loss; (iii) in the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) or (iii) of the definition of Gross Asset Value set forth in this Schedule I, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Capital Account Profits and Capital Account Losses; (iv) any income, gain or loss attributable to the taxable disposition of any property shall be determined as if the adjusted basis of such property as of the date of its disposition was equal to the Gross Asset Value of such asset as of such date; (v) in lieu of the depreciation, amortization and other capital cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account Depreciation as defined in this Schedule I; (vi) the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Company (except to the extent required by Treasury Regulation Section 1.704-1(b)(2)(iv)(m)); and (vii) notwithstanding any other provision in any clause of this definition, any items that are specially allocated pursuant to Sections 7.3 and 7.4 shall not be taken into account in computing Capital Account Profits and Capital Account Losses.

"**Capital Contribution**" means the total value of cash and agreed fair market value of property contributed and agreed to be contributed to the Company by each Member, as shown on Exhibit A, as the same may be amended from time to time. Any reference in this Agreement to the Capital Contribution of a current Member shall include a Capital Contribution previously made by any prior Member for the Interest of such current Member, reduced by any distribution to such prior Member in return of "Capital Contribution" as contemplated in this Agreement.

"**Capital Transaction**" means the consummation of (a) any sale or Transfer (in one transaction or a series of related transactions) of all or substantially all of the Company's assets, property or business; (b) any sale or Transfer (in one transaction or a series of related transactions) of any Company property during the term of this Agreement; (c) any refinancing of any indebtedness on any Company property; (d) any merger or consolidation with any other entity or entities where the Company is not the surviving entity, except for a merger effected solely for the purpose of changing the domicile of the Company, or (e) a transaction or series of related transactions in which the Members of the Company immediately preceding such transaction or series of related transactions own, following such transaction or series of related transactions, less than fifty percent (50%) of the membership interests of the Company, or alternatively, when a "book up" of the Members' Capital Accounts are required under Code Section 704(b) and the corresponding regulations.

"**Cause**" shall mean fraud, willful misconduct, gross negligence, breach of fiduciary duty or other gross misconduct by a Manager with respect to a material matter relating to the affairs of the Company.

"**Class A Common Member**" or "**Class A Common Members**" means collectively, the Members owning beneficially and of record Class A Common Units and individually, each of them.

"**Class A Common Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Class A Common Units" in this Agreement.

"**Class B Common Member**" or "**Class B Common Members**" means collectively, the Members owning beneficially and of record Class B Common Units and individually, each of them.

"**Class B Common Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Class B Common Units" in this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended. All references in this Agreement to sections of the Code shall include any corresponding provision or provisions of any succeeding law.

"**Company**" has the meaning set forth in the preamble to this Agreement.

"**Company Minimum Gain**" has the meaning set forth in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d) with respect to "partnership minimum gain," substituting the word "member" for "partner" and "company" for "partnership" wherever they appear.

"**Company Option Period**" has the meaning set forth in Section 8.4(d)(ii).

"**Company ROFR Exercise Notice**" has the meaning set forth in Section 8.4(d)(ii).

"**Company Subsidiary**" means a Subsidiary of the Company.

"**Confidential Information**" has the meaning set forth in Section 11.1.

"**Control Seller**" has the meaning set forth in Section 8.5.

"**Deadlock**" has the meaning set forth in Section 5.4.

"**Deadlock Members**" has the meaning set forth in Section 5.4.

"**Depreciation**" means, for each fiscal year, an amount equal to the federal income tax depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such fiscal year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such fiscal year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board.

"**Disability**" means "disability" within the meaning of Section 22(e)(3) of the Code.

"**Effective Date**" has the meaning set forth in the preamble to this Agreement.

"**Electing Member**" has the meaning set forth in Section 3.10(c).

"**Entity**" means any association, corporation, general partnership, limited partnership, limited liability partnership, limited liability company, joint stock association, joint venture, firm, trust, business trust, cooperative, or foreign associations of like structure.

"**Event of Dissociation**" means any of the events listed in Section 9.1 upon which a Person ceases to be a Member.

"**Exempt Securities**" has the meaning set forth in Section 3.10(e).

"**Exercise Period**" has the meaning set forth in Section 3.10(b).

"**Family Members**" has the meaning set forth in Section 8.3(a)(i).

"**Founder**" or "**Founders**" means Adam Quirk and Jeff Wuslich, and each of them singly.

"**Gross Asset Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the agreed gross fair market value of such asset, as determined by the contributing Members and the Board;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective fair market values, as reasonably determined by the Board, as of the following times: (A) the acquisition of additional Units by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for Units; and (C) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (A) and (B) above shall be made only if the Board reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as reasonably determined by the Board; and

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to

subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (i), (ii) or (iv), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of the allocations made pursuant to Article VII. For purposes of this definition of Gross Asset Value, a Capital Contribution or distribution shall be considered de minimis if its value is less than $100.

"**Incentive Plan**" has the meaning set forth in Section 3.6(a).

"**Incentive Units**" has the meaning set forth in Section 3.6(a).

"**Interest**" means the entire ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Act, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

"**Last Cost**" means, with respect to any Class A Common Unit, the last price paid to the Company with respect to such Class A Common Unit by the Class A Common Member to whom such Class A Common Unit was originally issued. With respect to the Class A Common Units originally issued to each Class A Common Member on the Effective Date, "Last Cost" shall be determined by dividing such Class A Common Member's initial Capital Contribution as set forth on Exhibit A by the total number of Class A Common Units held by such Class A Common Member.

"**Liable Member**" has the meaning set forth in Section 3.9.

"**Majority in Interest of the Voting Members**" means the Voting Member(s) who hold a majority of the then outstanding Voting Units. Voting Unit(s) or any portion thereof that are the subject of an effective Transfer to an Assignee not a Substitute Member shall not be considered outstanding Voting Units for purposes of this definition.

"**Management Dispute**" has the meaning set forth in Section 5.4.

"**Manager**" or "**Managers**" means the Person(s) elected as Manager(s) pursuant to Section 5.1.

"**Member**" or "**Members**" refers to the parties to this Agreement as indicated on Exhibit A, and any Additional Members or Substitute Members.

"**Member Nonrecourse Debt**" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4) with respect to "partner nonrecourse debt," substituting the word "member" for "partner" and "company" for "partnership" wherever they appear.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such

Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"**Member Nonrecourse Deductions**" has the meaning set forth in Treasury Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2) with respect to "partner nonrecourse deductions," substituting the word "member" for "partner" and "company" for "partnership" wherever they appear.

"**Member ROFR Exercise Notice**" has the meaning set forth in Section 8.4(d)(iii).

"**New Interests**" has the meaning set forth in Section 3.2.

"**Non-Control Seller**" has the meaning set forth in Section 8.5.

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulation Section 1.704- 2(b)(3).

"**Notice of Acceptance**" has the meaning set forth in Section 3.10(b).

"**Offered Securities**" has the meaning set forth in Section 3.10(a).

"**Offered Units**" has the meaning set forth in Section 8.4(a).

"**Offering Member**" has the meaning set forth in Section 8.4(a).

"**Offering Member Notice**" has the meaning set forth in Section 8.4(c)(i).

"**Over-Allotment Notice**" has the meaning set forth in Section 3.10(c).

"**Over-Allotment Option**" has the meaning set forth in Section 3.10(c).

"**Over-Allotment Period**" has the meaning set forth in Section 3.10(c).

"**Partnership Representative**" has the meaning set forth in Section 6.1.

"**Pass-Thru Member**" has the meaning set forth in Section 6.1.

"**Percentage Interest**" of a Member means the total number of Units owned by such Member in relation to the total number of Units outstanding.

"**Permitted Transfer**" means a Transfer of Units carried out pursuant to Section 8.3.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual or an Entity.

"**Preemptive Rights Notice**" has the meaning set forth in Section 3.10(b).

"**Preferred Member**" or "**Preferred Members**" means collectively, the Members owning beneficially and of record Series AA Preferred Units and Series A Preferred Units and individually, each of them.

"**Preferred Pro Rata Portion**" has the meaning set forth in Section 8.4(d)(iii).

"**Preferred Units**" has the meaning set forth in Section 3.2.

"**Principal Office**" means the address established pursuant to Section 2.2.

"**Profits Interest**" has the meaning set forth in Section 3.6(b).

"**Purchasing Rightholders**" has the meaning set forth in Section 8.4(e)(ii).

"**Regulatory Allocations**" has the meaning set forth in Section 7.4.

"**Repurchase Notice**" has the meaning set forth in Section 8.6(b).

"**Repurchase Option**" has the meaning set forth in Section 8.6(a).

"**ROFR Rightholders**" has the meaning set forth in Section 8.4(a).

"**ROFR Rightholder Option Period**" has the meaning set forth in Section 8.4(d)(iii).

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Series A Member**" or "**Series A Members**" means collectively, the Members owning beneficially and of record Series A Preferred Units and individually, each of them.

"**Series A Preferred Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Series A Preferred Units" in this Agreement.

"**Series AA Member**" or "**Series AA Members**" means collectively, the Members owning beneficially and of record Series AA Preferred Units and individually, each of them.

"**Series AA Preferred Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Series AA Preferred Units" in this Agreement.

"**Service Provider**" has the meaning set forth in Section 3.6(a).

"**Significant Investor**" means each Series AA Member who owns at least 250,000 Series AA Preferred Units.

"**Subsidiary**" means, with respect to any Entity, any other Entity of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Entity.

"**Substitute Member**" means any individual or entity admitted as a Member pursuant to Section 8.7.

"**Tax Distributions**" has the meaning set forth in Section 7.6(a).

"**Termination Date**" has the meaning set forth in Section 8.6(a).

"**Third Party**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units (or Unit Equivalents) or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Units (or Unit Equivalents).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning.

"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Unit**" means a unit representing a fractional part of the Interests of the Members and shall include all types and classes of Units, including the Class A Common Units, the Class B Common Units, the Series AA Preferred Units and the Series A Preferred Units; provided, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

"**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

"**Voting Units**" shall mean the Class A Common Units.

"**Voting Members**" shall mean only Members who hold Voting Units.

EXHIBIT A
TO
OPERATING AGREEMENT

NAMES AND ADDRESSES OF MEMBERS; CAPITAL CONTRIBUTIONS; AND UNITS OF MEMBERS (AS OF THE EFFECTIVE DATE)

(See Attached)